AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2018

No. 333-147622

No. 811-22148

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 379	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 380	☒

(Check appropriate box or boxes)

INVESCO ACTIVELY MANAGED

EXCHANGE-TRADED FUND TRUST

(Exact Name of Registrant as Specified in Charter)

3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515

(Address of Principal Executive Office)

Registrant’s Telephone Number, including Area Code: (800) 983-0903

Anna Paglia, Esquire

3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515

(Name and Address of Agent for Service)

With Copies to:

Alan P. Goldberg Stradley Ronon Stevens & Young LLP 191 North Wacker Drive, Suite 1601	Eric S. Purple Stradley Ronon Stevens & Young LLP 1250 Connecticut Ave, NW, Suite 500
Chicago, Illinois 60606	Washington, DC 20036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d)

EXPLANATORY NOTE

This Post-Effective Amendment No. 379 (the “Amendment”) to the Registration Statement on Form N-1A of Invesco Actively Managed Exchange-Traded Fund Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

This Amendment incorporates by reference the information contained in Parts A and B of Post-Effective Amendment No. 365 to the Trust’s Registration Statement, which was filed on April 4, 2018.

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

PART C. OTHER INFORMATION

Item 28. Exhibits

Exhibit Number		Description

(a)		Agreement and Declaration of Trust of the Registrant dated November 7, 2007. (1)

(b)		Amended and Restated By-Laws of the Registrant. (10)

(c)		Not applicable.

(d)(1)(a)		Amended and Restated Investment Advisory Agreement between the Registrant and Invesco Capital Management LLC, for unitary fee funds. (9)

	(i)	Schedule A to the Amended and Restated Investment Advisory Agreement. (10)

(1)(b)		Investment Advisory Agreement between the Registrant and Invesco Capital Management LLC, for non-unitary fee funds. (12)

(2)		Amended and Restated Investment Sub-Advisory Agreement between Sub-Advisers and Invesco Capital Management LLC. (7)

(a)		Acknowledgement and Waiver of Notice of Termination, dated January 14, 2015, on behalf of Invesco Australia Limited for Amended and Restated Investment Sub-Advisory Agreement. (6)

(b)		Form of Schedule A to the Amended and Restated Sub-Advisory Agreement. (12)

(3)		Excess Expense Agreement between the Registrant and Invesco Capital Management LLC. (12)

(4)		Affiliated Fund Fee Waiver Agreement. (12)

(5)		Amended and Restated Memorandum of Agreement between the Registrant and Invesco Capital Management LLC. (12)

(e)		Amended and Restated Master Distribution Agreement between the Registrant and Invesco Distributors, Inc. (10)

(g)		Amended and Restated Custody Agreement between the Registrant and the Bank of New York. (7)

(a)		Form of Schedule I to the Amended and Restated Custody Agreement. (11)

(h) (1)		Amended and Restated Fund Administration and Accounting Agreement between the Registrant and The Bank of New York. (7)

(a)		Form of Exhibit A to the Amended and Restated Fund Administration and Accounting Agreement. (12)

(2)		Form of Participant Agreement between Invesco Distributors, Inc. and the Participant. (10)

(3)		Amended and Restated Transfer Agency and Service Agreement between Registrant and The Bank of New York. (7)

(a)		Form of Exhibit D to the Amended and Restated Transfer Agency and Service Agreement. (11)

(4)		Form of Sublicense Agreement between Registrant and Invesco Capital Management LLC. (7)

(5)		Management Services Agreement between Registrant and Invesco Capital Management LLC. (4)

(i)		Consent of counsel. (12)

(j)		Consent of Independent Registered Public Accounting Firm. (12)

(p) (1)		Code of Ethics of the Registrant. (10)

(2)		Code of Ethics of Invesco Capital Management LLC. (10)

(3)		Code of Ethics of Invesco Advisers, Inc. and Invesco Distributors, Inc. (10)

(q)		Powers of Attorney.(*)

(1)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, filed on March 24, 2008.
(2)	Incorporated by reference to Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A, filed on January 13, 2012.
(3)	Incorporated by reference to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on From N-1A, filed on April 3, 2013.
(4)	Incorporated by reference to Post-Effective Amendment No. 117 to the Trust’s Registration Statement on Form N-1A, filed on October 1, 2013.
(5)	Incorporated by reference to Post-Effective Amendment No. 137 to the Trust’s Registration Statement on Form N-1A, filed on February 27, 2014.
(6)	Incorporated by reference to Post-Effective Amendment No. 183 to the Trust’s Registration Statement on Form N-1A, filed on February 26, 2015.
(7)	Incorporated by reference to Post-Effective Amendment No. 294 to the Trust’s Registration Statement on Form N-1A, filed on February 15, 2017.
(8)	Incorporated by reference to Post-Effective Amendment No. 612 to the Invesco Exchange-Traded Fund Trust II’s Registration Statement on Form N-1A, filed on July 3, 2017.
(9)	Incorporated by reference to the Trust’s Registration Statement on Form N-14, filed on November 21, 2017.
(10)	Incorporated by reference to Post-Effective Amendment No. 357 to the Trust’s Registration Statement on Form N-1A, filed on February 28, 2018.
(11)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Invesco Exchange-Traded Self-Indexed Fund Trust’s Registration Statement on Form N-1A, filed on March 30, 2018.
(12)	Incorporated by reference to Post-Effective Amendment No. 365 to the Trust’s Registration Statement on Form N-1A, filed on April 5, 2018.
(*)	Filed herewith.

Item 29. Persons Controlled by or Under Common Control with the Fund.

None.

Item 30. Indemnification.

The Registrant (also, the “Trust”) is organized as a Delaware business trust and is operated pursuant to a Declaration of Trust, dated November 7, 2007 (the “Declaration of Trust”),

Reference is made to Article IX of the Registrant’s Declaration of Trust:

Subject to the exceptions and limitations contained in Section 9.5, every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5.

To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification. As used in this Section 9.5, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

Further Indemnification.

Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other Person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other Person. Without limiting the foregoing, the Trust may, in connection with the acquisition of assets subject to liabilities pursuant to Section 4.2 hereof or a reorganization or consolidation pursuant to Section 10.2 hereof, assume the obligation to indemnify any Person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX.

Amendments and Modifications.

Without limiting the provisions of Section 11.1(b) hereof, in no event will any amendment, modification or change to the provisions of this Declaration or the By-laws adversely affect in any manner the rights of any Covered Person to (a) indemnification under Section 9.5 hereof in connection with any proceeding in which such Covered Person becomes involved as a party or otherwise by virtue of being or having been a Trustee, officer or employee of the Trust or (b) any insurance payments under policies maintained by the Trust, in either case with respect to any act or omission of such Covered Person that occurred or is alleged to have occurred prior to the time such amendment, modification or change to this Declaration or the By-laws.

Item 31. Business and Other Connections of the Investment Adviser.

Reference is made to the caption “Management of the Funds” in each Prospectus constituting Part A, which is incorporated by reference into this Registration Statement, and “Management” in each Statement of Additional Information constituting Part B, which is incorporated by reference into this Registration Statement.

The information as to the directors and executive officers of Invesco Capital Management LLC as set forth in Invesco Capital Management LLC’s Form ADV, as filed with the Securities and Exchange Commission on March 28, 2018, and amended through the date hereof, is incorporated herein by reference.

The information as to the directors and executive officers of Invesco Advisers, Inc. as set forth in Invesco Advisers, Inc.’s Form ADV, as filed with the Securities and Exchange Commission on March 29, 2018, and amended through the date hereof, is incorporated herein by reference.

Item 32. Principal Underwriters.

(a)	Invesco Distributors, Inc. is the Registrant’s sole principal underwriter, as well as serves as the principal underwriter for the following other investment companies registered under the Investment Company Act of 1940, as amended:

AIM COUNSELOR SERIES TRUST (Invesco Counselor Series Trust)

AIM EQUITY FUNDS (Invesco Equity Funds)

AIM FUNDS GROUP (Invesco Funds Group)

AIM GROWTH SERIES (Invesco Growth Series)

AIM INTERNATIONAL MUTUAL FUNDS (Invesco International Mutual Funds)

AIM INVESTMENT FUNDS (Invesco Investment Funds)

AIM INVESTMENT SECURITIES FUNDS (Invesco Investment Securities Funds)

AIM SECTOR FUNDS (Invesco Sector Funds)

AIM TAX-EXEMPT FUNDS (Invesco Tax-Exempt Funds)

AIM TREASURER’S SERIES TRUST (Invesco Treasurer’s Series Trust)

AIM VARIABLE INSURANCE FUNDS (Invesco Variable Insurance Funds)

Invesco Senior Loan Fund

Invesco Management Trust

SHORT-TERM INVESTMENTS TRUST

Invesco Exchange-Traded Fund Trust

Invesco Exchange-Traded Fund Trust II

Invesco Actively Managed Exchange-Traded Commodity Fund Trust

Invesco India Exchange-Traded Fund Trust

Invesco Exchange-Traded Self-Indexed Fund Trust

Please note that Invesco Actively Managed Exchange-Traded Fund Trust is also distributed by Invesco Distributors, Inc., but it is not included in this list because it is the registrant filing the N-1A.

(b)	The following are the Officers and Managers of Invesco Distributors, Inc., the Registrant’s underwriter.

NAME AND PRINCIPAL BUSINESS ADDRESS*	POSITIONS AND OFFICES WITH REGISTRANT	POSITIONS AND OFFICES WITH UNDERWRITER
Peter Gallagher	None	Director & President

Eric P. Johnson	None	Executive Vice President

Ben Utt	None	Executive Vice President

Daniel E. Draper	President and Principal Executive Officer	Senior Vice President

Eliot Honaker	None	Senior Vice President

David J. Nardecchia	None	Senior Vice President, Director of Marketing Communications

Miranda O’Keefe	None	Senior Vice President & Chief Compliance Officer

Gary K. Wendler	None	Senior Vice President, Director of Marketing Research & Analysis

John M. Zerr	Chief Legal Officer	Senior Vice President & Secretary

Annette Lege	None	Treasurer

Mark Gregson	None	Chief Financial Officer

Crissie Wisdom	Anti-Money Laundering Compliance Officer	Anti-Money Laundering Compliance Officer

*	The principal business address for all directors and executive officers is Invesco Distributors, Inc., 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173.

(c)	Not applicable.

Item 33. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, are held in physical possession at the offices, as applicable, of: (1) the Registrant, (2) the Registrant’s investment adviser and (3) the Registrant’s custodian and administrator.

1.	Invesco Actively Managed Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, Illinois 60515

2.	Invesco Capital Management LLC

3500 Lacey Road, Suite 700

Downers Grove, Illinois 60515

3.	The Bank of New York

101 Barclay Street

New York, New York 10286

Item 34. Management Services.

Not applicable.

Item 35. Undertakings.

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Downers Grove and State of Illinois, on the 27th day of June, 2018.

Invesco Actively Managed Exchange-Traded Fund Trust

By:	/s/ Daniel E. Draper
Daniel E. Draper
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Daniel E. Draper	President	June 27, 2018
Daniel E. Draper

/s/ Steven M. Hill	Treasurer	June 27, 2018
Steven M. Hill

/s/ Anna Paglia	Secretary	June 27, 2018
Anna Paglia

*/s/ Ronn R. Bagge	Trustee	June 27, 2018
Ronn R. Bagge

*/s/ Todd J. Barre	Trustee	June 27, 2018
Todd J. Barre

*/s/ Kevin M. Carome	Trustee	June 27, 2018
Kevin M. Carome

*/s/ Marc M. Kole	Trustee	June 27, 2018
Marc M. Kole

*/s/ Yung Bong Lim	Trustee	June 27, 2018
Yung Bong Lim

*/s/ Philip M. Nussbaum	Trustee	June 27, 2018
Philip M. Nussbaum

*/s/ Gary R. Wicker	Trustee	June 27, 2018
Gary R. Wicker

*/s/ Donald H. Wilson	Chairman and Trustee	June 27, 2018
Donald H. Wilson

*By: /s/ Anna Paglia		June 27, 2018
Anna Paglia
Attorney-In-Fact

*	Anna Paglia signs on behalf of the powers of attorney filed herewith.

Exhibit Index

(q)	Powers of Attorney